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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                -----------------


                                   FORM 8-A/A

                FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                    PURSUANT TO SECTION 12(b) or 12(g) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                               POPE & TALBOT, INC.
               --------------------------------------------------
               (Exact Name of Registrant as Specified in Charter)



             Delaware                                     94-0777139
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(State of Incorporation or Organization)       (IRS Employer Identification No.)


1500 SW First Avenue, Portland, Oregon                             97201
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(Address of Principal Executive Offices)                         (Zip Code)


If this form relates to the registration of a class of securities pursuant to
Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), please check the following box. [X]



If this form relates to the registration of a class of securities pursuant to
Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), please check the following box. [ ]

Securities Act registration statement file number to which this
          form relates:          N/A
                       ----------------------

Securities to be registered pursuant to Section 12(b) of the Act:


        Title of Each Class                            Name of Each Exchange on Which
        to be so Registered                            Each Class is to be Registered
        -------------------                            ------------------------------
Rights to Purchase Series A Junior
Participating Cumulative Preferred Stock,                    Pacific Stock Exchange
par value $10.00 per share


Securities to be registered pursuant to Section 12(g) of the Act:

                                      None
--------------------------------------------------------------------------------
                                (Title of Class)


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                               POPE & TALBOT INC.

                 INFORMATION REQUIRED IN REGISTRATION STATEMENT

Item 1.        Description of Registrant's Securities to be Registered.

        On February 5, 1998, the Board of Directors of Pope & Talbot, Inc., a Delaware corporation (the "Company"), authorized and declared a dividend of one preferred stock purchase right (a "Right") for each share of common stock, par value $1.00 per share, of the Company (the "Common Shares"). The dividend is payable on April 24, 1998 (the "Record Date") to the holders of record of outstanding Common Shares as of the close of business on such date.

        The following is a brief description of the Rights. It is intended to provide a general description only and is subject to the detailed terms and conditions of the Rights Agreement, dated as of April 3, 1998 (the "Rights Agreement"), by and between the Company and ChaseMellon Shareholder Services, L.L.C., as Rights Agent (the "Rights Agent").

        1. Common Share Certificates Representing Rights

        Until the Distribution Date (as defined in Section 2 below), (a) the Rights shall not be exercisable, (b) the Rights shall be attached to and trade only together with the Common Shares and (c) the stock certificates representing Common Shares also shall represent the Rights attached to such Common Shares. Common Share certificates issued after the Record Date and prior to the Distribution Date shall contain a notation incorporating the Rights Agreement by reference.

        2. Distribution Date

        The "Distribution Date" is the earliest of (a) the tenth business day following the date of the commencement of, or the announcement of an intention to make, a tender or exchange offer, the consummation of which would cause any person to become the beneficial owner of at least 15% of the then outstanding Common Shares, (b) the tenth business day following the date of public announcement that any person (other than the Company or an employee benefit plan of the Company) has become the beneficial owner of at least 15% of the then outstanding Common Shares (such person is a "15% Stockholder" and the date of such public announcement is the "15% Ownership Date"), or (c) the first date, on or after the 15% Ownership Date, upon which the Company is acquired in a merger or other business combination in which the Company is not the surviving corporation or upon which more than 50% of the Company's assets are sold. In calculating the percentage of outstanding Common Shares that are beneficially owned by any person, such person shall be deemed to beneficially own any Common Shares issuable upon the exercise, exchange or conversion of any options, warrants or other securities beneficially owned by such person; provided, however, that Common Shares


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issuable upon such exercise shall not be deemed outstanding for purposes of calculating the percentage of Common Shares beneficially owned by any other person.

        Upon the close of business on the Distribution Date, the Rights shall separate from the Common Shares, Right certificates shall be issued and the Rights shall become exercisable to purchase "Preferred Shares" as described in
Section 5 below.

        3. Issuance of Right Certificates

        As soon as practicable following the Distribution Date, separate certificates representing only Rights shall be mailed to the holders of record of Common Shares as of the close of business on the Distribution Date, and such separate Right certificates alone shall represent such Rights from and after the Distribution Date.

        4. Expiration of Rights

        The Rights shall expire on April 24, 2008 (the "Expiration Date"), unless earlier redeemed or exchanged, unless the Distribution Date has previously occurred and the Rights have separated from the Common Shares, in which case the Rights will remain outstanding for ten years from the Distribution Date.

        5. Exercise of Rights

        Unless the Rights have expired or been redeemed or exchanged, they may be exercised, at the option of the holders, pursuant to subsections (a), (b) or
(c) below. No Right may be exercised more than once or pursuant to more than one of such subsections. From and after the first event of the type described in subsections (b) or (c) below, each Right that is beneficially owned by a 15% Stockholder or that was attached to a Common Share that is subject to an option beneficially owned by a 15% Stockholder shall be void.

        (a) Right to Purchase Preferred Shares. From and after the close of business on the Distribution Date, each Right (other than a Right that has become void) shall be exercisable to purchase one one-hundredth of a share of Series A Junior Participating Preferred Stock, par value $10.00 per share, of the Company (the "Preferred Shares") at an exercise price of $70.00 per Right (the "Exercise Price"). Prior to the Distribution Date, the Company may substitute for all or any portion of the Preferred Shares that would otherwise be issuable upon exercise of the Rights, cash, assets or other securities having the same aggregate value as such Preferred Shares. The Preferred Shares are nonredeemable and, unless otherwise provided in connection with the creation of a subsequent series of preferred stock, are subordinate to any other series of the Company's preferred stock whether issued before or after the issuance of the Preferred Shares. The Preferred Shares may not be issued except upon exercise of Rights. The holder of a Preferred Share is entitled to receive, as and if declared, the greater of (i) $35 or (ii) 100 times the aggregate per share amount of all cash dividends and non-cash dividends or other distributions, other than a dividend payable in Common Shares, declared on the


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Common Shares. In the event of liquidation, no distribution shall be made (1) to the holders of shares of stock junior to the Preferred Shares unless the holders of Preferred Shares receive $7,000 per share, plus accrued and unpaid dividends and distributions thereon, provided that the holders of Preferred Shares shall be entitled to receive an aggregate amount per share equal to 100 times the aggregate amount to be distributed per share to holders of the Common Shares, or
(2) to holders of shares of stock ranking in parity with the Preferred Shares, except distributions made ratably on the Preferred Shares and all other such parity stock in proportion to the total amounts to which the holders of all such shares are entitled upon liquidation. Each Preferred Share has 100 votes per share on all matters submitted to a vote of the stockholders of the Company. In the event of any merger, consolidation or other transaction in which Common Shares are exchanged, the holder of a Preferred Share shall be entitled to receive 100 times the amount received per Common Share. The rights of the Preferred Shares as to dividends, voting and liquidation preferences are protected by antidilution provisions.

        (b) Right to Purchase Common Shares. From and after the close of business on the tenth business day following the 15% Ownership Date, each Right (other than a Right that has become void) shall be exercisable to purchase, at the Exercise Price (initially $70), Common Shares with an aggregate market value equal to two times the Exercise Price. If the Company does not have sufficient Common Shares available for all Rights to be exercised, the Company shall substitute for all or any portion of the Common Shares that would otherwise be issuable upon the exercise of the Rights, cash, assets or other securities having the same aggregate value as such Common Shares.

        (c) Right to Purchase Common Stock of a Successor Corporation. If, on or after the 15% Ownership Date, (i) the Company is acquired in a merger or other business combination in which the Company is not the surviving corporation, (ii) the Company is the surviving corporation in a merger or other business combination in which all or part of the outstanding Common Shares are changed into or exchanged for stock or assets of another person or (iii) 50% or more of the Company's assets are sold, then each Right (other than a Right that has become void) shall thereafter be exercisable to purchase, at the Exercise Price (initially $70), shares of common stock of the surviving corporation or purchaser with an aggregate market value equal to two times the Exercise Price.

        6. Adjustments to Prevent Dilution

        The Exercise Price, the number of outstanding Rights and the number of Preferred Shares or Common Shares issuable upon exercise of the Rights are subject to adjustment from time to time as set forth in the Rights Agreement in order to prevent dilution. With certain exceptions, no adjustment in the Exercise Price shall be required until cumulative adjustments require an adjustment of at least 1%.


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        7. Cash Paid Instead of Issuing Fractional Securities

        No fractional securities shall be issued upon exercise of a Right (other than fractions of Preferred Shares that are integral multiples of one one-hundredth of a Preferred Share and that may, at the election of the Company, be evidenced by depository receipts) and in lieu thereof, a payment in cash shall be made based on the market price of such securities on the last trading date prior to the date of exercise.

        8. Redemption

        At any time prior to the earlier of (a) the tenth business day after the 15% Ownership Date, (b) the first event of the type giving rise to exercise rights under Section 5(c) above or (c) the Expiration Date, the Company may, at its option, redeem the Rights in whole, but not in part, at a price of $.001 per Right (the "Redemption Price"). Immediately upon such action by the Company (the date of such action being the "Redemption Date"), the only right of the holders of Rights thereafter shall be to receive the Redemption Price.

        9. Exchange

        At any time during the period of 180 days after the 15% Ownership Date, the Company may, at its option, exchange of all, but not less than all, of the then outstanding Rights for Common Shares, one one-hundredths of Preferred Shares, debt securities of the Company, other property or any combination of the foregoing, which, as of the date of the Company's action, has a current market price equal to the difference between the Exercise Price and the current market price of the shares that would otherwise be issuable upon exercise of a Right on such date (the "Exchange Ratio"). Immediately upon such action by the Company, the right to exercise Rights shall terminate and the only right of the holders of Rights thereafter shall be to receive a number of Common Shares equal to the Exchange Ratio.

        10. No Stockholder Rights Prior to Exercise

        Until a Right is exercised, the holder thereof, as such, shall have no rights as a stockholder of the Company (other than rights resulting from such holder's ownership of Common Shares), including, without limitation, the right to vote or to receive dividends.

        11. Amendment of Rights Agreement

        The Board of Directors may, from time to time, without the approval of any holder of Rights, direct the Company and the Rights Agent to supplement or amend any provision of the Rights Agreement in any manner, whether or not such supplement or amendment is adverse to any holder of Rights, and the Company and the Rights Agent shall so supplement or amend such provision; provided, however, that from and after the earliest of (a) the 15% Ownership Date, (b) the first event of the type giving rise to exercise rights under Section 5(c) above, (c) the Redemption Date or (d) the Expiration Date, the Rights Agreement shall not be supplemented or


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amended in any manner that would materially and adversely affect any holder of outstanding Rights other than a 15% Stockholder or a surviving person.


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Item 2.        Exhibits.

        1. Rights Agreement, dated as of April 3, 1998, by and between Pope & Talbot, Inc. and ChaseMellon Shareholder Services, L.L.C., as Rights Agent.


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                                    SIGNATURE

        Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.


Date:  April 21, 1998                       POPE & TALBOT, INC.


                                            By:    /s/ Robert J. Day
                                               ------------------------------
                                            Name:  Robert J. Day
                                            Title: Senior Vice President and
                                                   Chief Financial Officer


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                                  EXHIBIT INDEX



   Exhibit
    Number      Description

      1 Rights Agreement, dated as of April 3, 1998, by and between Pope & Talbot, Inc. and ChaseMellon Shareholder Services, L.L.C., as Rights Agent (incorporated by reference to the registrant's current report on From 8-K dated April 3, 1998).